

03012213

3/11/03

UNITED STATES
ᴵTIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52654

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2002___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E TECH SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE. SUITE 800
(No. and Street)

ARCADIA   CA   91006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
626 - 821 - 1008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG HSI
(Name – if individual, state last, first, middle name)

2760 S. HACIENDA BLVD. , HACIENDA HTS. , CA 91745
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASH. D.C. 165 SECTION

PROCESSED

MAR 2 1 2003

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____NICK_____LIANG_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ETECH___SECURITIES,___INC._____ , as
of __DECEMBER____31_____, 20 _02_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LYSETTE FREEMAN
COMM. #1368138
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires Aug. 5, 2006

ETECH SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.	TEL: (626) 336-7522
HACIENDA HEIGHTS, CA 91745	FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2002, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 7, 2003

ETECH SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Cash	$80,361
Commission receivable	24,088
Property and equipment, at cost, less accumulated depreciation of $78,910	118,587
Deposit	15,684
Start-up expenditures, at cost, less accumulated amortization of $47,304	46,482
Lease interest, at cost, less accumulated amortization of $3,730	1,243
	$286,445

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses	$17,865

Commitments and contingent liabilities

Stockholders' equity:

Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares	420,000
Paid-in capital	63,000
[Deficits]	[214,420]
Total stockholders' equity	268,580
	$286,445

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2002

Revenues:

Fee (commission and training)	$631,322
Interest income	393
Total	631,715

Expenses:

Employee compensation and related payroll taxes	56,257
Commission	262,459
Communications and data processing	59,701
Occupancy	86,035
Operating expenses	192,698
	[657,150]
Income before income taxes	[25,435]
Provision for income tax	800
NET [LOSS]	$[26,235]

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Number of Shares Issued	Amount	Paid-in Capital	[Deficits]	T o t a l
		Common Stock, No Par Value; 100,000,000 Shares Authorized			
Balance Beginning of Year	420,000	$420,000	$4,853	$[188,185]	$236,668
Paid-in Capital			58,147	-	58,147
Net [Loss]	-	-		[26,235]	[26,235]
Balance End of Year	420,000	$ 420,000	$ 63,000	$[214,420]	$268,580

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities

Net [Loss]		$[26,235]
Adjustments to Reconcile Net [Loss] to		
Net Cash Provided by Operating Activities:		
Depreciation and amortization	$53,499	
Decrease/[Increase] in:		
Commission receivable	[8,188]	
Prepaid expense	800	
Increase/[Decrease] in:		
Accrued expenses	[7,601]	
Total adjustments		38,510
Net Cash Provided by Operating Activities		12,275

Cash Flows from Investing Activities

Acquisition of property and equipment		[16,840]

Cash Flows from Financing Activities

Increase in paid-in capital		58,147
Net Increase in Cash		53,582
Cash - Beginning of Year		26,779
CASH - END OF YEAR		$ 80,361

The accompanying notes are integral part of these financial statements.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2002.

2. - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $18,757.

Lease Interest
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period. Amortization charged to operation was $1,658.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. - PROPERTY AND EQUIPMENT
Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$122,356	3-5 years
Office furniture and fixtures	32,833	7-10 years
Leasehold improvements	42,308	7-10 years
	197,497	
Less accumulated depreciation	[78,910]	
Net	$118,587	

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

4. - COMMITMENTS

(a) The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $7,170 per month and expire on May 30, 2005.

The lease has been accounted for as operating lease. Minimum future annual rental commitments for this lease are as follows:

Year Ending	Amount
December 31, 2003	$ 86,035
December 31, 2004	86,035
December 31, 2005	35,848

The rent expense for the year ended December 31, 2002 was $86,035.

(b) Minimum commitments for automobile lease were as follows:

Year Ending	Amount
December 31, 2003	$ 8,363

The Company leases an automobile under an operating lease which expires in September 14, 2003. Auto lease payments for the year ended December 31, 2002 was $11,150.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

5. - INCOME TAXES
The provision for income taxes at December 31, 2002 consists of the follows:

State franchise tax expense	$800

6. - NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to1. At December 31, 2002, the Company has net capital of $ 86,584 which was $81,584 is excess of its required net capital of $5,000. The Company's net capital ratio was 0.206 to 1.

7. - SUPPLEMENT CASH FLOWS INFORMATION
Income tax payments for year ended December 31, 2002 amount to $800.

CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2002, and for the year then ended, and have issued my report thereon dated February 7, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 7, 2003

ETECH SECURITIES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital

Total stockholders' equity		$268,580
Deduction and/or charges:		
Nonallowable assets:		
Nonallowable assets:		
Net property and equipment	$ 118,587	
Deposit	15,684	
Net start-up expenditures	46,482	
Net lease interest	1,243	
Total Deduction and/or charges		181,996
NET CAPITAL		**$86,584**

Aggregate indebtedness	
Items included in statement of financial statement:	
Accrued expenses	$17,865
Computation of basis net capital requirement	
Minimum net capital required	$5,000
Ratio: Aggregate indebtedness to net capital	0.206 to 1

Reconciliation with the company's computation	
Net Capital,	
as reported in Company's unaudited FOCUS report	$ 93,411
Allowable assets erroneously reported as nonallowable:	
Cash	375
Audit adjustments to correct overstated income	[6,913]
Audit adjustments to correct understated expenses	[289]
Net Capital per above	$ 86,584

See Independent Auditor's Letter on supplemental information.

-11-

ETECH SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Credit balances

Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	- 0 -

See Independent Auditor's Letter on supplemental information.

CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.	**TEL: (626) 336-7522**
HACIENDA HEIGHTS, CA 91745	**FAX: (626) 369-6198**

Board of Directors
ETECH SECURITIES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Wang & Co., CPA
Hacienda Heights, California
February 7, 2003

ETECH SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002

Operating Expenses

Accounting	$3,150
Advertising	28,445
Amortization	20,415
Automobile	4,087
Auto leasing	11,150
Consulting	6,750
Depreciation	33,084
Dues and subscriptions	4,764
Insurance	11,952
Meal and entertainment	12,547
Miscellaneous	1,491
Office	16,698
Postage	2,830
Printing	1,651
Professional	3,130
Repair and maintenance	4,159
Seminar	1,921
Taxes and licenses	7,661
Trade show	4,571
Travel	12,242
TOTAL OPERATING EXPENSES	**$ 192,698**

See Independent Auditor's Letter on supplemental information.